UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2023

Commission file number: 001-38350

Lithium Americas Corp.

(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [  ] Form 40-F [X]

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.8 to 99.28 to this Form 6-K of Lithium Americas Corp. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333- 269649) of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Meeting
99.2	Information Circular
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Return Card
99.6	Virtual User Guide
99.7	Letter of Transmittal
99.8	Consent of BMO Nesbitt Burns Inc.
99.9	Consent of Stifel Nicolaus Canada Inc.
99.10	Consent of McCarthy Tétrault LLP
99.11	Consent of PricewaterhouseCoopers LLP
99.12	Consent of Daniel Roth
99.13	Consent of Walter Mutler
99.14	Consent of Laurie Tahija
99.15	Consent of Kevin Bahe
99.16	Consent of Eugenio Iasillo
99.17	Consent of Paul Kaplan
99.18	Consent of Kevin Martina
99.19	Consent of Tyler Cluff
99.20	Consent of Benson Chow
99.21	Consent of Bruce Shannon
99.22	Consent of Ernest Burga
99.23	Consent of David Burga
99.24	Consent of Daniel Weber
99.25	Consent of Anthony Sanford
99.26	Consent of Marek Dworzanowski
99.27	Consent of Frederik Reidel
99.28	Consent of Rene LeBlanc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	"Jonathan Evans"
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: June 23, 2023